Exhibit 12.1

Ratio of Earnings to Fixed Charges (1)

The following table sets forth our ratio of earnings to fixed charges (1) for the periods indicated. All amounts are in millions, except for the ratio of earnings to fixed charges.

	Nine Months Ended September 30,	Year Ended December 31,
	2015	2014	2013	2012	2011	2010
Income before income taxes	$1,488.3	$1,771.4	$1,601.0	$1,693.4	$1,936.5	$1,721.9
Add back:
Share of losses on equity investees (2)	2.3	6.5	6.4	5.5	5.9	7.2
Amortization of capitalized interest	0.2	0.3	0.2	0.2	0.2	0.1
Distributed income from equity investees	59.9	76.2	68.5	14.9	—	—
Subtract:
Share of earnings of equity investees (2)	(77.4)	(91.3)	(76.9)	(36.2)	(1.6)	(0.8)
Capitalized interest	—	—	—	(0.6)	(1.0)	(0.3)

Earnings Before Income Taxes	1,473.3	1,763.1	1,599.2	1,677.2	1,940.0	1,728.1

Plus:
Interest expense	88.5	119.4	151.4	132.7	117.9	140.6
Interest expense within rent	11.9	15.5	13.9	11.7	11.2	10.5

Adjusted Earnings	$1,573.7	$1,898.0	$1,764.5	$1,821.6	$2,069.1	$1,879.2

Fixed Charges	$100.4	$134.9	$165.3	$144.4	$129.1	$151.1

Ratio of Earnings to Fixed Charges	15.66	14.07	10.67	12.62	16.02	12.44

(1)	The ratio of earnings to fixed charges is calculated by dividing adjusted earnings by fixed charges. “Fixed charges” consist of interest incurred and an estimate of interest within rental expense.
(2)	Represents CME Group’s interest in various entities, which is recognized using the equity method of accounting.